EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2019

ACHESON, Alberta, April 30, 2019 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ending March 31, 2019.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated; “Spring break up arrived early and abruptly this year, particularly in comparison to 2017 and 2018, causing a premature end to some of our winter work revenue opportunities. Despite this, we were pleased to exceed our EBITDA objective for the quarter, which augers very well for the rest of the year, particularly as we only achieved break even gross profit on two assumed legacy contracts that will soon run their course.”

“In a welcome period of stock price appreciation, we achieved another objective of layering in some junior debt into our capital structure, on favorable terms. However, the non-cash, mark to market accounting for our stock based compensation, together with one time acquisition related restructuring costs, reduced our basic EPS by 23 cents.”

Mr. Ferron concluded; “Q2 has started with the award of another long-term contract which will provide work for many of our recently acquired heavy equipment assets. Therefore, going forward, we believe that we have the contracted work to provide sufficient free cash flow to both de-lever our balance sheet significantly and pursue many opportunities to continue our impressive growth profile.”

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ending March 31, 2019 for further detail on the matters discussed in this release.

Highlights of the First Quarter

  Revenue for the quarter was $186.4 million, compared to $114.7 million for the prior year, an increase of 62.5%.
  Adjusted EBITDA for the quarter was $52.1 million compared to $39.1 million for the prior year, an increase of 33.2%.
  On March 20, 2019, the Company closed an offering of a 5.00% convertible unsecured subordinated debenture for aggregate gross proceeds of $55.0 million.
  On April 1, 2019, the Company announced a long-term Multiple Use Contract and an associated term contract with a major oil sands customer. The agreement runs through December 2023 and the backlog included in the March 31, 2019 balance is approximately $400 million.

Declaration of Quarterly Dividend
On April 30, 2019, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on May 31, 2019.  The Dividend will be paid on July 5, 2019 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended March 31,
(dollars in thousands, except per share amounts)	2019	2018	Change
Revenue	$186,408	$114,703	$71,705
Project costs	70,491	41,463	29,028
Equipment costs	57,053	28,257	28,796
Depreciation	29,281	18,192	11,089
Gross profit(i)	$29,583	$26,791	$2,792
Gross profit margin(i)	15.9%	23.4%	(7.5)%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	8,820	5,903	2,917
Stock-based compensation expense	5,978	1,898	4,080
Loss on sublease	—	1,732	(1,732)
Operating income	14,533	17,067	(2,534)
Interest expense	5,461	1,819	3,642
Net income and comprehensive income available to shareholders	7,181	11,131	(3,950)
EBIT(i)	15,117	17,077	(1,960)
EBIT margin(i)	8.1%	14.9%	(6.8)%
Adjusted EBITDA(i)	52,070	39,090	12,980
Adjusted EBITDA margin(i)	27.9%	34.1%	(6.2)%

Per share information
Basic net income per share	$0.29	$0.44	$(0.15)
Diluted net income per share	$0.25	$0.36	$(0.11)
Adjusted EPS(i)	$0.52	$0.55	$(0.03)
  See “Non-GAAP Financial Measures”. A reconciliation of net income and comprehensive income available to shareholders to EBIT, EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the First Quarter
For the quarter revenue was $186.4 million, up from $114.7 million compared to last year. The current year revenue growth is largely attributable to the fleet acquired in Q4 2018 which provided new work at the Fort Hills and Aurora mines and provided significant incremental work at the Millennium Mine.  Revenue from Nuna was not material for the quarter but did contribute to the year over year increase given the acquisition occurred in Q4 2018. Revenue from the Kearl Mine also increased year over year as the Company is expanding its scope at this mine site. Increases in the Company’s external maintenance service offering and the Dene North JV were offset by the year over year decreases from both the Highland Valley Copper and Fording River mines.

Gross profit for the quarter was $29.6 million with a 15.9% gross profit margin, up from gross profit of $26.8 million but down from the 23.4% margin, compared to last year. The higher gross profit this quarter was a result of higher revenue. Gross profit margin was affected by an early spring breakup occurring during the quarter when compared to the 2018 spring breakup happening in April. In addition to this, the Company’s results were negatively impacted by two assumed legacy contracts at the Fort Hills Mine which expire in the second and third quarters of 2019. Excluding this transition impact, gross profit margin for the quarter would have been approximately 20% which is a more accurate reflection of the timing effect of a traditional spring breakup.

During the quarter depreciation was $29.3 million (or 15.7% of revenue), up from $18.2 million (or 15.9% of revenue) compared to last year. The increase in current quarter depreciation was primarily driven by increased equipment use due to the higher revenue activity. Depreciation as a percent of revenue was similar between the two periods but is higher than the Company’s current trend of less than 14%.  The higher depreciation percentage when comparing to Q4 2018 reflects the impact of initial component depreciation of the new fleet as well as the operational challenges experienced with the 2019 spring break-up.

The Company recorded operating income of $14.5 million in Q1 2019, down from $17.1 million last year. General and administrative expense, excluding stock-based compensation, was $8.8 million (or 4.7% of revenue) for the quarter, up from $5.9 million (or 5.1% of revenue) last year. Stock-based compensation expense increased $4.1 million compared to last year due to an increase in the Company’s share price this quarter.

For the quarter, the Company recorded $7.2 million net income (basic earnings per share of $0.29 and Adjusted EPS of $0.52), compared to $11.1 million net income (basic earnings per share of $0.44 and Adjusted EPS of $0.55) recorded last year. The net income in the current quarter was affected by a $3.6 million increase in interest expense which includes $0.8 million of non-cash interest.  Average cash cost of debt for the quarter was 4.8% and reflects the new 5.0% convertible debt issued in March as well as low-cost equipment financing rates.  For clarity, the adoption of the new US GAAP standard for leases had no impact on EBITDA or net income.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended March 31, 2019 tomorrow, Wednesday, May 1, 2019 at 9:00 am Eastern Time (7:00 am Mountain Time).

The call can be accessed by dialing:

Toll free: 1-877-291-4570
International: 1-647-788-4919

A replay will be available through June 1, 2019, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 1072404

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1990864&s=1&k=7596D8A395C78CA1C45B494C4FD762BA

Non-GAAP Financial Measures
This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable US GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “total debt”, “free cash flow”, “backlog”, “EBIT”, “EBITDA”, “Adjusted EBITDA”, and “Adjusted EPS”.

“Gross profit” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net income (loss) margin”, “EBIT margin”, or “Adjusted EBITDA margin”.

The Company believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"Total debt" is defined as the sum of the outstanding principal balance (current and long term portions) of: (i) finance leases; (ii) borrowings under the Credit Facility (excluding outstanding Letters of Credit); (iii) convertible unsecured subordinated debentures (the "Convertible Debentures"); (iv) liabilities from hedge and swap arrangements; (v) mortgage; (vi) vendor promissory notes; and (vii) equipment promissory notes. The Company’s definition of total debt excludes deferred financing costs related to total debt. The Company believes total debt is a meaningful measure in understanding its complete debt obligations.

"Free cash flow" is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures, cash provided by for certain equipment financing arrangements, cash used for acquisitions, cash used for the investment in affiliates and joint ventures and cash provided by business dispositions) less sustaining capital expenditures financed through capital leases. The Company feels free cash flow is a relevant measure of cash available to service its total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and strategic initiatives. A reconciliation of free cash flow can be found in the Company’s MD&A for the quarter ended March 31, 2019.

"Backlog" is a measure of the amount of secured work the Company has outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog, while not a US GAAP term, is similar in nature to the "transaction price allocated to the remaining performance obligations", defined under US GAAP. A reconciliation of backlog can be found in the Company’s MD&A for the quarter ended March 31, 2019.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash (liability classified) and non-cash (equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss).

"Adjusted EPS" is defined as net income and comprehensive income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss), divided by the weighted average number of common shares.

The Company believes that EBIT and Adjusted EBITDA are a meaningful measure of business performance because they exclude interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews EBIT and Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans as a result of movement of the Company’s share price.

As EBIT, EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income to EBIT, EBITDA, and Adjusted EBITDA is as follows:

	Three months ended
	March 31,
(dollars in thousands)	2019	2018
Net income and comprehensive income available to shareholders	$7,181	$11,131
Adjustments:
Interest expense	5,461	1,819
Income tax expense	2,475	4,127
EBIT	15,117	17,077
Adjustments:
Depreciation	29,281	18,192
Amortization of intangible assets	208	153
EBITDA	44,606	35,422
Adjustments:
Loss on disposal of property, plant and equipment	21	80
Loss (gain) on disposal of assets held for sale	23	(42)
Stock-based compensation expense	5,978	1,898
Loss on sublease	—	1,732
Restructuring costs	1,442	—
Adjusted EBITDA	$52,070	$39,090

	Three months ended
	March 31, 2019
(dollars in thousands, except per share data)	Income before income taxes	Income tax	Net income	Basic net income per share
Net income and comprehensive income	$9,735	$2,475	$7,260
Net income attributable to non-controlling interest			(79)
Net income available to shareholders			$7,181	$0.29
Add back:
Loss on disposal of property, plant and equipment	$21	$4	$17
Loss on disposal of assets held for sale	23	5	18
Stock-based compensation expense	5,978	1,271	4,707
Loss on sublease	—	—	—
Restructuring costs	1,442	307	1,135
Adjusted EPS(i)			$	$0.52
  See “Non-GAAP Financial Measures”.

Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “believe”, “should” or similar expressions.  Forward looking statements include the statements that the Company expects that it’s most recently awarded contract should provide work for many of the Company’s recently acquired heavy equipment assets and the Company’s belief that it has sufficient contracted work to provide the free cash flow necessary to de-lever the Company’s balance sheet significantly and pursue many opportunities to pursue the Company’s impressive growth profile.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2019 and for the year ended December 31, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca

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